Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
HELD ON DECEMBER 10, 2010

PLACE AND TIME:   On December 10, 2010, at 4:30 pm, at Rua Piacá, 22, Alto de Pinheiros, in the city and state of São Paulo.

CHAIR:   Pedro Moreira Salles.

QUORUM:   The full complement of elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

1.
Accept the request for resignation from the post of the Officer, José Eduardo Lima de Paula Araújo, notified on November 30, 2010.  A vote of thanks and success in his new challenges were recorded in summarized form.

2.
Whereas this Board attributed the responsibility for prevention and combating money laundering on May 3, 2010 to the Executive Officer, Marcos de Barros Lisboa, delegation of competency is hereby ratified to the said officer to evaluate, approve and monitor the policies, procedures and respective programs of sectoral compliance of the various business units, representative offices, agencies and subsidiaries, direct or indirect, under the umbrella of Itaú Unibanco Holding S.A., including those located overseas, with respect to the Programs for Prevention of Money Laundering, Combating the Financing of Terrorism and Privacy and Security of Information.

CONCLUSION: There being no further matters on the agenda and no members wishing to raise any further matters, the Chairman determined that the minutes be duly transcribed and these, having been read and approved, were signed by all present, the meeting being declared closed. São Paulo-SP, December 10, 2010. (Signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal– Vice-Chaimen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Candido Botelho Bracher, Fernando Roberto Moreira Salles, Francisco Eduardo de Almeida Pinto, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Israel Vainboim, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL Investor Relations Officer